WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 5, 2010

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Prime Estates & Developments, Inc.
Registration Statement on Form S-11

Dear Ms. Gowetski:

We are writing in response to your oral comment of April 2, 2010 concerning the following transaction as set forth on page 35 of Amendment 6:

In February 2010 we sold an additional 15,000 shares to one non-U.S. investor for $1.00 per share for aggregate consideration of $15,000.   …

We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances to non US citizens or residents.

We believed that Regulation S was available because:

•	None of these issuances involved underwriters, underwriting discounts orcommissions;

•	We placed Regulation S required restrictive legends on all certificates issued;

•	No offers or sales of stock under the Regulation S offering were made to personsin the United States;

•	No direct selling efforts of the Regulation S offering were made in the United States.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

•	Access to all our books and records.

•	Access to all material contracts and documents relating to our operations.

•	The opportunity to obtain any additional information, to the extent wepossessed such information, necessary to verify the accuracy of theinformation to which the investors were given access.

First, we note that Rule 901 of Regulation S provides as follows:

For the purposes only of section 5 of the Act , the terms offer, offer to sell, sell, sale, and offer to buy shall be deemed to include offers and sales that occur within the United States and shall be deemed not to include offers and sales that occur outside the United States.

As stated in the financial statements, Note 6, page F-9:

On February 1, 2010, the Company offered 1 million shares at $1.00 per share pursuant to a Private Placement Memorandum (“PPM”) which terminates March 31, 2010 unless extended by the Company.

The offering described above was not made in the U.S.  No offers or sales were made to U.S. investors.  No selling efforts were made in the U.S.

Because the offering in question was conducted solely under Regulation S and because Section 5 does not apply to this offering, there is no integration of this offering with the Registration Statement.

In the alternative, the offering meets the requirements of non-integration set forth in Securities Act Release No. 8828 in that:

•
The prospective private placement investor became interested in the concurrent private placement through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort.

•
The prospective investors were not identified or contacted through the marketing of the public offering and did not independently contact the issuer as a result of the general solicitation by means of the registration statement.

The registration statement was not used in connection with the placement, either as general advertising or solicitation or otherwise.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.